09057137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2008 (MM/DD/YY) AND ENDING 12-31-2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBC Investments Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3601 NW 63rd Street
(No. and Street)

Oklahoma City	Oklahoma	73116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rita Mullins, President 405-841-2909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD. LLP
(Name – *if individual, state last, first, middle name*)

211 N Robinson, Suite 600S	Oklahoma City	Oklahoma	73102
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 11 2009
THOMSON REUTERS

SEC
Mail Processing
Section
FEB 2 ? 2009
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Oklahoma)
) ss:
County of Oklahoma)

OATH OR AFFIRMATION

I, Rita Mullins, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of IBC Investments Corporation as of December 31, 2008, are true and correct. I further affirm that neither IBC Investments Corporation nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sandra M. Elliott
Notary Public #_______
Commission expires on _______

SANDRA M. ELLIOTT NOTARY # 00017045 EXP. 10/21/12 PUBLIC STATE OF OKLAHOMA

Rita Mullins
Rita Mullins
President and Chief Executive Officer

IBC Investments Corporation
3601 NW 63rd
Oklahoma City, Oklahoma 73116
Telephone: (405) 841-2900
FINRA Member

IBC Investments Corporation

December 31, 2008 and 2007

Contents

Independent Accountants' Report 1

Financial Statements

Statements of Financial Condition 2

Statements of Operations 3

Statements of Stockholders' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 11

Independent Accountants' Report on Internal Control 12

BKD LLP
CPAs & Advisors

Two Leadership Square
211 N. Robinson, Suite 600
Oklahoma City, OK 73102-9421
405.842.7977 Fax 405.600.9799 www.bkd.com

Independent Accountants' Report

Board of Directors
IBC Investments Corporation
Oklahoma City, Oklahoma

We have audited the accompanying statements of financial condition of IBC Investments Corporation (the Company) as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBC Investments Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in *Note 10*, in 2008 the Company changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

Our audit was made for the purpose of forming an opinion on the 2008 financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the 2008 financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the 2008 financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2008 financial statements taken as a whole.

BKD LLP

Oklahoma City, Oklahoma
February 17, 2009

IBC Investments Corporation

Statements of Financial Condition

December 31, 2008 and 2007

Assets

		2008		2007
Cash and cash equivalents	$	3,613,119	$	3,421,643
Certificates of deposit		775,641		296,905
Commissions receivable		8,956		46,927
Accrued interest receivable		8,033		6,086
Deposits with clearing organization		50,000		100,000
Software and equipment, net		18,453		41,529
Other assets		26,297		37,168
Total assets	$	4,500,499	$	3,950,258

Liabilities and Stockholders' Equity

		2008		2007
Liabilities				
Accrued expenses	$	68,384	$	12,400
Commissions payable		91,854		10,464
Payable to parent		194,232		86,160
Total liabilities		354,470		109,024
Stockholders' Equity				
Common stock, $1 par value; 1,300,000 shares authorized; 1,000 shares issued and outstanding		1,000		1,000
Additional paid-in capital		2,584,228		2,584,228
Retained earnings		1,560,801		1,256,006
Total stockholders' equity		4,146,029		3,841,234
Total liabilities and stockholders'equity	$	4,500,499	$	3,950,258

IBC Investments Corporation

Statements of Operations

Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commissions	$ 2,563,166	$ 2,513,675
Interest	66,166	104,702
Other	3,327	43,076
	2,632,659	2,661,453
Expenses		
Employee compensation and benefits	1,766,204	1,630,982
Other operating	199,447	221,879
Information systems	84,779	84,140
Professional and regulatory	55,760	70,708
Insurance	22,126	21,331
Advertising and promotion	19,046	20,288
Occupancy	14,627	15,526
	2,161,989	2,064,854
Income Before Income Tax	470,670	596,599
Income Tax Provision	165,875	209,782
Net Income	$ 304,795	$ 386,817

IBC Investments Corporation

Statements of Stockholders' Equity

Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Equity
Balance, December 31, 2006	$ 1,000	$ 2,584,228	$ 869,189	$ 3,454,417
Net income	-	-	386,817	386,817
Balance, December 31, 2007	1,000	2,584,228	1,256,006	3,841,234
Net income	-	-	304,795	304,795
Balance, December 31, 2008	$ 1,000	$ 2,584,228	$ 1,560,801	$ 4,146,029

IBC Investments Corporation
Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
Operating Activities		
Net income	$ 304,795	$ 386,817
Item not requiring cash		
Depreciation and amortization	29,277	30,177
Changes in		
Certificates of deposit	(478,736)	(1,905)
Commissions receivable	37,971	(30,860)
Accrued interest receivable	(1,947)	(2,464)
Other assets	60,871	(15,984)
Accrued expenses	55,984	(49,481)
Commission payable	81,390	(9,470)
Payable to parent	108,072	(142,200)
Net cash provided by operating activities	197,677	164,630
Investing Activities		
Purchase of equipment	(6,201)	(3,194)
Net cash used in investing activities	(6,201)	(3,194)
Increase in Cash and Cash Equivalents	191,476	161,436
Cash and Cash Equivalents, Beginning of Year	3,421,643	3,260,207
Cash and Cash Equivalents, End of Year	$ 3,613,119	$ 3,421,643
Supplemental Cash Flows Information		
Cash paid for income taxes	$ 109,394	$ 174,684

IBC Investments Corporation
Notes to Financial Statements
December 31, 2008 and 2007

Note 1: Nature of Operations

IBC Investments Corporation (the Company) is a wholly owned subsidiary of IBC Bank. International Bancshares Corporation (IBC) is the bank holding company that owns all of the outstanding common stock of IBC Bank. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 using Pershing, a BNY Securities Group Co. (on a fully disclosed basis), as a facilitator to perform certain execution and clearing functions. The Company wholly owns IBC Agency, Inc., an insurance broker that holds an insurance license. The Company's operations are within the state of Oklahoma.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2008 and 2007, cash equivalents consisted primarily of money market accounts with brokers.

The financial institution holding the Company's cash accounts is participating in the FDIC's Transaction Account Guarantee Program. Under that program, through December 31, 2009, all noninterest-bearing transaction accounts, which excludes money market accounts, are fully guaranteed by the FDIC for the entire amount in the account.

Effective October 3, 2008, the FDIC's insurance limits increased to $250,000. The increase in federally insured limits is currently set to expire December 31, 2009. At December 31, 2008, the Company's money market account exceeded federally insured limits by approximately $2,770,000.

Software and Equipment

Software and equipment is stated at cost less accumulated depreciation and depreciated over the estimated useful lives (three to five years) of the assets using the straight-line method. The accumulated depreciation of equipment was approximately $108,000 and $79,000 at December 31, 2008 and 2007, respectively.

Commissions and Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Commission revenue on annuities and life insurance is recorded when the policies are written and are therefore earned.

Income Taxes

The Company is included in IBC's consolidated income tax returns. The tax allocation agreement with IBC requires the Company to provide income taxes as if the Company filed separate income tax returns. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Uncertain Tax Positions

In accordance with Financial Accounting Standards Board (FASB) Staff Position No. FIN 48-3, the Company has elected to defer the effective date of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, until its fiscal year ending December 31, 2009. The Company has continued to account for any uncertain tax positions in accordance with literature that was authoritative immediately prior to the effective date of FIN 48, such as FASB Statement No. 109, *Accounting for Income Taxes*, and FASB Statement No. 5, *Accounting for Contingencies*. The Company has not identified any uncertain tax positions and believes the implementation of FIN 48 will have no impact on its financial statements.

Note 3: Subordinated Leases

The Company incurred no liabilities subordinated to claims of general creditors as of and for the years ended December 31, 2008 and 2007.

Note 4: Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of 6.67% of aggregate indebtedness or $250,000. At December 31, 2008, the aggregate indebtedness ratio was .40 to 1 on computed regulatory net capital of $893,891.

Note 5: Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determining Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Note 6: Income Taxes

The Company's income tax provision of approximately $166,000 and $210,000 for the years ended December 31, 2008 and 2007, respectively, consists primarily of federal taxes and consists entirely of current income tax expense, which approximates the statutory income tax rate.

As a result of the Company's tax allocation agreement with IBC, the Company owed IBC approximately $45,000 at December 31, 2008, and IBC owed the Company approximately $12,000 at December 31, 2007. Such amounts are included in payable to parent in the accompanying statements of financial condition.

Note 7: Related Party Transactions

The Company maintains certain accounts, which are included in cash and cash equivalents on the statements of financial condition, at IBC Bank. Management believes the terms for these accounts approximate the terms the Company could expect from an unrelated party.

During 2008 and 2007, the Company compensated IBC approximately $192,000 and $161,000, respectively, based on a portion of the Company's revenues. This compensation is intended to cover administrative support expenses incurred by IBC on behalf of the Company, but may not reflect actual expenses incurred by IBC. Such expenses are included in employee compensation and benefits in the accompanying statements of operations. At December 31, 2008 and 2007, unpaid amounts of such compensation of approximately $150,000 and $98,000, respectively, were included in payable to parent in the accompanying statements of financial condition.

Note 8: Significant Estimates and Concentrations

Current Economic Conditions

The current economic environment presents broker/dealers with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Vendor Concentrations

During 2008 and 2007, the Company had four and three significant vendors that collectively accounted for 81% and 62%, respectively, of the Company's commission revenues. The industry in which the Company operates includes many vendors offering similar products. The Company has continuing relationships with many vendors, and management believes the operational and credit risks to be low.

Note 9: Commitments and Contingent Liabilities

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses.

Note 10: Disclosures About Fair Value of Assets and Liabilities

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Certificates of Deposit

Fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. All certificates of deposit are considered Level 2.

For all financial instruments not previously described, their carrying amount is a reasonable estimate of fair value due to their short-term nature. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values reported herein represent values at which the respective financial instruments could be sold individually or in the aggregate.

Supplemental Schedule

IBC Investments Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Net Capital		
Total stockholder's equity	$	4,146,029
Total stockholder's equity qualifed for net capital	$	4,146,029
Total capital and allowable subordinated borrowings		4,146,029
Deduct		
Nonallowable assets		(3,240,342)
Haircut on other securities		(11,796)
		(3,252,138)
Net capital	$	893,891
Aggregate Indebtedness		
Total liabilities	$	354,470
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	250,000
Excess net capital	$	643,891
Ratio of Aggregate Indebtedness to Net Capital		0.40 to 1

There are no differences between this schedule and the Company's unaudited schedule filed with Form X-17A, Part 11A for December 31, 2008. Accordingly, no reconciliation is necessary.

BKD LLP
CPAs & Advisors

Two Leadership Square
211 N. Robinson, Suite 600
Oklahoma City, OK 73102-9421
405.842.7977 Fax 405.600.9799 www.bkd.com

Independent Accountants' Report on Internal Control

Board of Directors
IBC Investments Corporation
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements and supplemental schedule of IBC Investments Corporation and subsidiary (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
IBC Investments Corporation

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be detected or prevented by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD LLP

February 17, 2009

END